UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Macerich Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

554382101

(CUSIP Number)

Jeff Davis

Senior Vice President and General Counsel

Ontario Teachers’ Pension Plan Board

5650 Yonge Street, 3rd Floor

Toronto, Ontario M2M 4H5

Canada

(416) 228-5900

With a Copy to:

William G. Farrar

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 554382101	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,682
	8	SHARED VOTING POWER 22,072,555
	9	SOLE DISPOSITIVE POWER 27,682
	10	SHARED DISPOSITIVE POWER 22,072,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,100,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13D

CUSIP No. 554382101	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) 1700480 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,072,555
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,072,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,072,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 8, 2015 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of The Macerich Company, a Maryland corporation (the “Issuer”), filed by Ontario Teachers’ Pension Plan Board, an Ontario, Canada corporation (“Teachers’”), and 1700480 Ontario Inc., an Ontario, Canada corporation (“1700480”), wholly owned by Teachers’. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D, as amended and supplemented by Amendment No. 1.

All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Schedule 13D are based on 158,262,276 shares of Common Stock outstanding as of May 6, 2015, as reported on the cover of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC by the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

The 1,814,000 shares of Common Stock acquired by 1700480 between May 12, 2015 and May 15, 2015 reported herein were acquired at an aggregate purchase price of $149,894,788. The source of the funds used to purchase such shares of Common Stock was a capital contribution to equity by 1700480’s parent, Teachers’.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b). 1700480, as a wholly-owned subsidiary of Teachers’, may be deemed to share voting and dispositive power with Teachers’ with respect to the 22,072,555 shares of Common Stock it beneficially owns, representing approximately 13.9% of the shares of Common Stock outstanding. In addition to such Common Stock, Teachers’ directly owns 27,682 shares of Common Stock, which together with the shares of Common Stock directly owned by 1700480 represent approximately 14.0% of the shares of Common Stock outstanding. Pursuant to the Master Agreement, 1700480 agreed that if it and its affiliates collectively own (beneficially or of record) more than 9.9% of the outstanding shares of Common Stock, 1700480 will cause to be voted in accordance with the recommendations of the Issuer’s Board of Directors all of the shares of Common Stock owned by them in excess of such number of shares that represents 9.9% of the outstanding shares of Common Stock. The foregoing summary of the Master Agreement is qualified in its entirety by reference to the full text of the Master Agreement.

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(c). Information concerning transactions in the Common Stock effected by 1700480 since the most recent filing on Schedule 13D is set forth in Schedule C hereto and is incorporated herein by reference. All of the transactions in the Common Stock listed in Schedule C hereto were effected in open market purchases on numerous U.S. trading venues through various brokerage entities. Except for the arrangements described in this Schedule 13D, neither Reporting Person has and, to the knowledge of the Reporting Persons, no person named in Schedule A (as reported in Amendment No. 1) or Schedule B (as reported in the Original Schedule 13D) has effected any transactions in the Common Stock since the most recent filing on Schedule 13D.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2015

Ontario Teachers’ Pension Plan Board

By:	/s/ Rossana Di Lieto
Name:	Rossana Di Lieto
Title:	Chief Compliance Officer and Vice President

1700480 Ontario Inc.

By:	/s/ Sandra J. Hardy
Name:	Sandra J. Hardy
Title:	Vice-President and Secretary

SCHEDULE C

TRANSACTIONS BY 1700480 ONTARIO INC.

IN COMMON STOCK OF THE ISSUER

SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Date of Transaction	Shares Purchased	Weighted Average (1) Price Per Share (USD)
May 12, 2015	358,215	81.63 (2)
May 13, 2015	592,416	82.26 (3)
May 14, 2015	862,343	83.30 (4)
May 15, 2015	1,026	83.50 (5)

(1)	The prices listed in this column represent the weighted average prices at which the amount of shares of Common Stock listed in each row were purchased. Teachers’ and 1700480 undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.
(2)	The range of prices for these purchases was $81.18-$81.79
(3)	The range of prices for these purchases was $82.02-$82.58
(4)	The range of prices for these purchases was $83.00-$83.37
(5)	The price for this purchase was $83.50